
PittMoss
PittMoss Series A:
$7.5M round
$3.5M first tranche
Sustainable soils made
from upcycled paper
and cardboard.
PEPPERDINE GRAZIADIO
BUSINESS SCHOOL
MOST
Fundable

INVEST IN **PITTMOSS, LLC**

The Best Performing, Most Environmentally Friendly Gardening Mixes on the Market Made in America

pittmoss.com Ambridge, Pennsylvania

Highlights

1. Named Most Fundable Companies by Pepperdine-Graziadio Business School
2. American-made, peat-free sustainable soil solutions with more than $5M in revenue, 1.9M CF sold
3. Raised more than $6M previously to advance expansion in strategic US markets
4. Good for plants; good for the earth; competitors can buy PittMoss to replace peat
5. Sustainable soils made from upcycled paper and cardboard - uses up to 2/3rds less water
6. Ranked #1 overall potting mix by Better Homes & Gardens, Country Living and more
7. Provides supply chain advantage since 98% of America's peat comes from Canada
8. Since 2014, saved 39.3M gallons of H20, reduced CO2 by nearly 20K metric tons; 265kilograms of N20

Featured Investors

Dawn Aiken
Syndicate Lead

Follow

Invested $15,000

"In my six years with a clean-tech angel group, I've seen my share of startup pitches. PittMoss caught my attention with their innovative, defensible product and seasoned team. Since writing my first check in 2022, I've seen them navigate challenges with a nimble approach and street-smart decisions. Their consistent double-digit sales growth shows they're solving a real problem for growers while making our planet healthier. That traction is why I'm continuing my support this round."

Other investors include Mark Cuban Notable , Blue Tree, Harvest Returns, Hillsview Capital, Lehigh Valley Angels, Innovation Works, Alleghenies, Keiretsu Capital

Our Team



Brian P Scott President/CEO

Seasoned entrepreneur, organizational leader, and angel investor with 16 years of experience. PittMoss is his 7th startup or turnaround, including helping take a company public (NYSE). He specializes in scaling businesses and driving market success.

Ryan Tenuta Vice President of Sales

Accomplished, 20+ yrs of senior sales leadership - facilitating the growth of pioneer companies in the horticulture industry. Led dynamic sales team leader cross the US and Canadian markets, including FoxFarm, GrowGoods and BWGS to disrupt horticulture.



Dr. Charles Bethke Horticultural Soil & Nutrition Consultant and Director of Research Development

Passionate about soil science Dr. B leverages his 50+ years in advancing sustainable growing solutions. With degrees from Michigan State and Missouri, he has led research, advised top industry players, and now pioneers disruptive innovation at PittMoss.



Amber Miles Contract CFO and General Counsel

A dynamic financial leader with 20+ years of experience driving growth across diverse industries. An MBA and attorney, she excels in financial strategy, scalability, and profitability to maximize investor value.

Brian Tedeschi Chief Marketing Officer

30+ year strategist and business leader. Led communications for national healthcare, consumer, and multinational brands–advising leadership on strategy and market development. Founder of award-winning Think Communications, Inc.



Ashley Mariani Director of Business Development

With a decade of startup and business management experience, Ashley oversees customer outreach to drive market adoption and new channel development. She holds an MBA & MA in Mass Communication.



Donna Pavlis Manager, Marketing and Advertising

Donna has 38+ years of experience in design and marketing. She is owner/chief marketing strategist for SG&D Communications in addition to her role of managing customer marketing efforts.



Mark Goldman Director of Technical Services & Sales

Mark has spent his life in the horticulture industry. Working in various capacities, from managing large production operations to developing sales channels.



Rachel Szelc Operations Manager

Rachel started as an intern while finishing up an accounting degree and quickly proved PittMoss needed her full-time. Rachel manages much of the business that we depend upon, from accounting to logistics, she is a rock star.



Robert Rosile Director of Wholesale

Rob was an early team member to PittMoss, growing into a sales role to support our wholesale and commercial efforts. Rob has an MBA and a previous background in e-commerce.

Shark Tank's Disruptive American-made, Peat-free Soils – Better for Plants & Better for the Planet!

Disrupting the Soil Industry


PittMoss
Better for plants, better for the planet.

PittMoss Series A:
$7.5M round
$3.5M first tranche

Sustainable soils made from upcycled paper and cardboard.

PEPPERDINE | GRAZIADIO BUSINESS SCHOOL

MOST Fundable COMPANIES

American-made PittMoss has a clear mission - disrupt the soil market and revolutionize the horticulture industry with clean, sustainable media. Our peat-free garden products are crafted from upcycled, organic materials, such as recycled paper and cardboard - offering an eco-friendly alternative to traditional peat products.

Horticulture: Industry Ripe for Disruption PittMoss


The Problems with Peat
Current Industry Standard
Ecological Catastrophy
~ 2 gigatons GHG emissions annually
Excessive need for water and fertilizer
98% imported from Canada
UN Carbon Reduction Initiative
PittMoss Solution
Sustainable Manufactured Soils
Local upcycled paper/cardboard waste
Grows bigger, healthier plants
Using 50% less water, 30% less fertilizer
Eliminates transportation issues/cost
Miracle Gro
PittMoss
Huge Market Opportunity
$15B
$6.9B
MANUFACTURED SOIL
$53B
$10.1B
SOIL TREATMENT
TAM $68B
SAM $17B

PeatMoss, long a staple of gardens, is bad for the planet. Peatbogs act as carbon sinks storing vast amounts of CO2. Peat-hbased soils require additives to balance pH, improve aeration and enhance water retention - all of which increases costs and environmental impact.


PittMoss Impact to Date
PittMoss
Proven Product / Market Ready to Scale
>$5,000,000 Revenue
>1.9M Cubic Feet Sold
Environmental Impact to Date
CHG Reduction
19,634 metric tons of CO2
264 kg of N2O
Water Savings
39+ million gallons
Runoff Reduction
1,963 kg of nitrogen
490 kg of phosphorous runoff
Recycled Waste
1,684 tons of paper
3,441 tons of cardboard

Our products outperform traditional, peat-based products in both sustainability and plant performance. By using recycled paper fibers, PittMoss reduces water and fertilizer needs, supports a circular economy, and provides growers with a superior soil solution.

Since its inception in 2014, PittMoss has achieved an enormous environmental impact - reducing greenhouses gasses by 19,634 tons of CO_2, 265 kilograms of N20, and saved 39.3 million gallons of water. We are making a difference, not just for plants, but for our planet.



Proven Product Portfolio Across Multiple Channels
PittMoss
Base Material (Replaces Peat)
Competitors Can Buy PittMoss to Replace Peat
Customers:
• Commercial Growers
• Soil Manufacturers
• Other Retail Brands
Commercial Soils
Growers Can Go Peat Free
Customers:
• Nurseries
• Greenhouses
• Organic Farmers
• Cannabis
• Mushroom Growers
Retail Soils
Best Retail Product On the Market
Customers:
• Garden Centers
• Hardware stores
• Big Box retail
Better Homes & Gardens
Best overall soil
CountryLiving
Best peat-free soil

The demand for American-made PittMoss is growing faster than our current facility can produce. Since our 2015 Shark Tank pitch, where we secured investment from Mark Cuban, our peat-free growing solutions are embraced by competitors as base material, growers and consumers. We are making a difference!



Increased Capacity and Scale Open High Volume Customer Opportunities
PittMoss



Small growers/distributors
6 pallets to 1 truckload
Medium growers and small soil mixers
Current Customers
Future Customers
Soil brand
Prospects
Beginning Trials
Finalizing Trials
Active Customers
230
active customers
Proven B2B customer base with opportunity to approach larger/national customers post Series A

PittMoss products are already used by nurseries, greenhouses and commercial growers - even farmers use it as bedding for their farm laying poultry. With $5M in total revenue, we expect to continue scaling and expanding production driving profitability and improving gross margins approaching 50 percent.



PR and Recognition
PittMoss
Better Homes and Gardens
CountryLiving
Fundable
Joe Lamp'l
of
JoeGardener
Instagram - 135K Followers
A Way To Garden
with
Margaret Roach
Instagram - 24.5K Followers
Peat Alternative Interview with Brian Jackson
Briana Bosch
of
Blossom & Branch Farm
Instagram - 713K Followers
THE BEST Peat-free soil blocking recipe for seed starting!
Mark Wayne Boutwell II
of
Perfect Gardens
YouTube - 77.2K Subscribers
How Great PittMoss Works!
Significant Earned Advertising and Positive PR

Media and positive public relations efforts have helped elevate PittMoss' brand awareness as one of the most sustainable soil companies in the world. From Better Homes & Gardens to Country Living to countless other reports, PittMoss has become synonymous with environmental leadership.


Marketing & Sales Strategies with Proven Results
PittMoss
B2B Marketing
(Growers, Soil Mixers & Indpendent Garden Centers)
E-mail campaigns
Trade shows and show e-mail lists
Industry trade magazines
Targeted ads
Linked in Sales Navigator
B2C E-Commerce Marketing
SEO, Retargeting, Standard Best Practice
E-mail drip campaigns
Social Media Influencers
Earned Adv– Better H&G, Country Living, Shark Tank, Pepperdine, Forestry.com
Targeted ads (social channels)
PPC ads (Google, other)
Sales Strategy
Three Sales Reps - Customer calls & visits
Direct sales to growers, soil mixers, & IGC's
Manage relationship with distributor reps
Referrals from customers (up/down -stream)
Trade shows & distributor ordering shows
1800+ active leads in CRM
230+ active customers

Our internal team manages a suite of marketing communications and business development outreach designed to drive growth at-scale and separate the PittMoss brand in the marketplace.

Ready To Scale – Series A funds PRODUCTION facility vs current PILOT facility

PittMoss

UNIT ECONOMICS (Cubic Feet)

	CURRENT Pilot Facility	POST FUNDING Production Facility
Price	$2.88	$2.69
COGS	$2.37	$1.28
Gross Margin	17.7%	52.4%

FACILITY ECONOMICS

	CURRENT Pilot Facility	POST FUNDING Production Facility
Revenues	$1.19M	$3.97M
EBITDA	-$546K	$1.17M
Volume (Cu Ft)	415K CF	1.48M CF

Expanding Production to Meet Demand

- 7 more sites – in 10 years
- 3X volume per facility
- Reduce COGS by 1/3
- Minimize logistical costs
- Can service larger customers



Scaling with Series A Funding – Partnering with us in our mission will help PittMoss transition from a pilot facility to a full production facility, reducing costs and increasing capacity - further strengthening unit economics, reducing cost of goods sold and growing margin.

IP Portfolio

PittMoss



Issued Patents:
• Three patents for product/process
• Animal Bedding Patented
Trade Secrets:
• Feedstock Variation
• Ingredient Formulations
• Equipment Modifications
PittMoss is the only company in the world using recycled paper/cardboard to make particles that provide an ideal media for growing plants and unique properties for animal bedding.

PittMoss is truly disruptive - harnessing three issued patents for product and process, as well as trade secrets related to feedstock variations, formulations, and equipment modifications. No other company is like ours in the space.


Proven Operators In Scaling B2B and Manufacturing
PittMoss
Brian Scott
President, CEO
Board of Directors
Dr. Charles Bethke
Dir. Research &
Development
Ryan Tenuta
VP Sales
Amber Miles
Contract CFO & General
Counsel
Brian Tedeschi
Contract CMO
Ashley Mariani
Dir. Business
Development
Mont Handley
Board of Directors
Dave Lilly
Board of Directors
Carl Nicolia
Board of Directors
Afshan Khan
Board Observer
Catherine Mott
Advisory Board
Dan Blake
Advisory Board
Don Morrison
Advisory Board
Jim Olin
Advisory Board
Micki Seibel
Advisory Board
RENTWAY
PNC
ZURN
Farmhand Ventures

Industry leading executives, board members, and advisors with expertise in scaling B2B businesses and manufacturing drive the company's growth and commitment to sustainability, quality and results.

Post Series A Pro Forma Income Statement

PittMoss

Years	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
# of Plants	1	1	2	2	3	3
Revenue (M)	$ 1.54	$ 5.13	$ 8.99	$ 14.23	$ 21.05	$ 30.64
Gross Margin	$ 0.43	$ 1.70	$ 3.35	$ 5.74	$ 9.05	$ 13.87
EBITDA	$ (1.91)	$ (0.67)	$ (0.58)	$ 0.87	$ 3.26	$ 6.62
Headcount	41	47	63	66	77	88



Revenue
2025
2026
2027
2028
2029
2030
Retail Soils
Commercial Soils
Base Product



Margins
2025
2026
2027
2028
2029
2030
Gross Margin %
EBITDA Margin %

Open ONE new facility annually beginning in 2030

Exit Scenarios

Most Likely Short Term (3-5 years)

Current Peat Companies (being disrupted)
Similar to Coal or Oil Companies

Intermediate Term (5-10 years)

Private Equity or Strategics
acquiring strong cash flow business

*Millions USD$

©2024 PittMoss, LLC. Proprietary and confidential

*Future projections are not guaranteed.

Series A funds will power our growth, including facility upgrades, branding, marketing, and expansion to national customers with strategic facility expansion and distribution.

Series A Summary

PittMoss

Raising $3.5M Preferred Equity

Use of Proceeds:

1. Upgrade From Pilot to Production Facility (Pittsburgh)
2. Retail branding and new packaging
3. Marketing – Trade Journals
4. Larger customer opportunities
5. Non-dilutive funding opportunities

Post-funding:

1. Pittsburgh PRODUCTION facility upgrade
2. Meet Production KPI's (reduced COGS)
3. Sell larger opportunities
4. Raise 2nd tranche 2027 ($4M)
5. Open West Coast Production Facility
6. Service national customers
7. ONE New Facility Annually Self-Funded

Series A upgrades to Production Facility and Prepares for Accelerated Growth with Second Tranche.
Post-funding can open one self-funded facility per year.

Investment Summary

PittMoss

- PittMoss is a unique, patent protected, sustainable product that can disrupt the peat-centric horticulture industry.
- Products and market/fit is proven, next step is upgrading from Pilot to Production facility, dramatically improving unit economics.
- Small recycling facilities can be built anywhere in the world – near waste streams and growers.
- The local manufacturing of recycled waste materials virtually eliminates the high logistic costs related to the current peat or coco supply chains.
- At scale, the company can make the best products at the lowest cost and can sell the raw materials to all of the current retail competitors in the industry instead of peat.
- Current trends like Carbon Reduction Initiatives, Water Saving, Sustainability, On-shoring, Clean-Tech Manufacturing, Tariffs, and Rising Logistical Costs are Tailwinds for Pittmoss.
- Once two production facilities are operating, one new facility can be opened every year, completely self-funded.


Appendix

Company is Capacity Constrained to Meet Rising Demand

PittMoss

	Rising Demand	Constraining Issues
MACRO	**Industry** • Controlled/indoor ag growth • Regenerative farming increasing • Cannabis cultivation • Home gardening increasing	**Industry Supply Issues** • Unpredictable peat harvesting • Peat-free trending • Logistical costs
MICRO	**PittMoss** • $1.2M rev and growing • 300 + active customers • Large (100+ TL) customer opportunities in pipeline	**Company Limited Capacity** • Pilot production facility • Producing 150 TL per year • ~$1.50 Commercial COGS per Cu Ft • Need to scale up

Expand Production to Meet Demand

- 7 more sites planned to meet demand
- 450 TL per year per facility ($3.9M rev)
- ~$1.00 commercial COGS per Cu Ft
- Proximity to customers → Minimize logistical costs
- Opens larger customer (100+ TL) opps



Series A Funds will be used to improve efficiency, reduce COGS and deploy additional capacity to meet nationwide demand

Current Pilot Facility Efficiencies With PRODUCTION FACILITY Upgrade

PittMoss

	Current Pilot Facility	Future State Production Facility
People/Shift	4	3
Labor Cost per cu. ft.	$0.56	$0.37
Overhead per cu. ft.	$0.59	$0.36
Avg. Shipping Cost per cu. ft.	$0.75	$0.25
Bag Cost (avg.)	$0.90	$0.30
Output per shift (cu. ft.)	900	2,200
Revenues	$1.19M	$3.97M
EBITDA	-$546K	$1.17M

Key Cost Lowering Drivers

- Equipment upgrade → 150% more volume, reduced labor costs, leverages overhead.
- Purchasing efficiencies → Lower packaging and ingredient costs.
- Regional shipping → Lower shipping costs for customers.

With a proven production process, scaling the business profitably is the next step

Low Cost Short Timeline To Open Facilities

PittMoss

Months	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9
Site selection									
Equipment ordered and manufactured									
Site prep., utilities, electronic controller installs, site layout									
Employee recruiting and training				7 - 15 employees					
Shipping equipment and final installations									
New customer development									
Site test, initial production runs, equipment tuning									
Initial product deliverables									
OFFICIAL OPENING									

Cap Ex = ~$1.5M

Op Ex = ~$1M

Employees

1 Sales Representative

1 Plant Manager

2 Office Administrators

1 to 4 Shift Supervisors

3 to12 Production Employees

Site openings are predictable, low cost, and require less than a year from commencement to commercially viable.

Product Migration Strategy from Peat to Pittmoss

PittMoss


Peat 100%
PittMoss 25%
Peat 75%
PittMoss 33%
Pine Bark 33%
Peat 33%
PittMoss 50%
Wood Fiber 25%
Peat 25%
PittMoss 50%
Pine Bark 25%
Wood Fiber 25%
PittMoss 100%
Pre-PittMoss
PM 1
PM 2
PM 3
PM 4
Prime
Performance
Plentiful
Commercial migration path from 100% Peat to 100% PittMoss

Strategy is to take the soil industry from a peat-centric model to a PittMoss-centric model

PittMoss Retail Products

PittMoss


PittMoss
"How does PittMoss help make bigger and stronger plants?"
SOIL AMENDMENT
GROW BIGGER STRONGER PLANTS


PittMoss
"How does PittMoss help make bigger & stronger plants?"


PittMoss
Superior Physical Properties
Superior Chemical Properties
Superior Biological Properties
GROW BIGGER STRONGER PLANTS

****Prime – Soil Amendment****
Performance – Mineral Fertilizers
*****Plentiful - Organic Fertilizers*****

Future Revenue Opportunities

PittMoss

Additional Revenue Opportunities Include:

- International Licensing Opportunities
- Carbon Credit Program to be developed
- Poultry Bedding Market – customer hack, trial data, but no sales or advertising focus yet
- Cannabis Industry – trial data, but no sales or advertising focus yet

ROOST POULTRY BEDDING COMMERCIAL TRIALS UPDATE AND RESULTS

PittMoss ROOST Poultry Bedding when compared to pine shavings.


PittMoss
ROOST

- 7% increased bird weight
- 4.3% improvement in feed conversion rate
- 30% reduction in sores and blisters on feet
- 5% mortality rate reduction
- 35% lower ammonia toxicity
- 2.4 times better moisture absorption
- Lasts 4 times longer than pine shavings

** Disclaimer: About 30 flock trial on pine shavings and lab data confirming ammonia and moisture absorption measurements.*

MEDICAL CANNABIS UPDATE: 12% GREATER YIELD AND 4.9% HIGHER THC*

In the recent medical cannabis trials, our PittMoss customer saw a 12% greater yield and 4.9% higher THC.*

- Better nutrient uptake and retention
- Decreased use of water
- Reduced fertilizer runoff
- Reduced fertilizer costs



Competition: Bulk Substrate Bases

PittMoss

Attribute	Peat	BioChar	Coco Coir	Pine Bark	Wood Fiber	PittMoss
Cleanliness	◕	●	Variable	◕	●	●
Porosity	◑	◔	Variable	◕	●	●
Water Management	◔	◑	◑	◔	○	◕
Nutrient Availability	◔	●	◑	◔	○	●
Consistency	◑	Variable	◑	◑	◕	◕
Sustainability	◔	●	◔	◑	◔	●
Availability	Variable	◔	Variable	◑	◕	●
Savings to Grower	◑	○	◑	◑	◔	◕

PittMoss delivers unique growing properties that other bulk materials cannot replicate.

Competition: Retail Competitors (hundreds) – Can Become Customers

PittMoss

Attribute	Scotts	[illegible]	[illegible]	ROSY SOIL	PittMoss
Overall Quality	Sub-standard	Above Average	Poor	Above Average	Excellent
Water Management	Sub-standard	Sub-standard	Poor	Sub-standard	Above Average
Nutrient Availability	Average	Average	Poor	Above Average	Excellent
Cleanliness	Sub-standard	Average	Sub-standard	Above Average	Above Average
Consistency	Sub-standard	Average	Poor	Above Average	Above Average
Sustainability	Poor	Poor	Above Average	Excellent	Excellent
Porosity	Average	Above Average	Sub-standard	Poor	Excellent
Price	Low	High	Average	Very High	Above Average

PittMoss delivers unique growing properties that other retail products cannot replicate.
PittMoss can be sold instead of peat to these competitors to improve their products.



PittMoss
Better for plants, better for the planet.

THANK YOU

Brian Scott, CEO
info@pittmoss.com